February 4, 2010

Mr. Hugh West

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	1st Pacific Bancorp
Item 4.02 Form 8-K Filed January 27, 2010
File No. 001-33890

Dear Mr. West:

We have reviewed your comment letter dated February 1, 2010, and are responding to your comments to the above-referenced Form 8-K of 1st Pacific Bancorp (the “Company” or “we”).  The following is a response to your comments.

Form 8-K Filed January 27, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

SEC Comment:

In your amended periodic report to file your restated financial statements describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

1st Pacific Bancorp Response:

In our amended periodic report to file our restated financial statements (our Form 10-Q/A which we expect to file as soon as practical, but within 10 days) we confirm that we will describe the effect of the restatement on our officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  The officers have determined that the restatement did not change our conclusions about the effectiveness of the company’s disclosure controls and procedures.

The officers’ conclusion that the disclosure controls and procedures were effective, despite the restatement, is based on the fact that the primary reason for the restatement of the financial results is due to adopting a new methodology for documenting, substantiating and recording the allowance for loan losses (the “ALLL”).  Due to the significant changes in the economy, including changes in the local real estate market and the related effects on our real estate loan portfolio, the Company evaluated new methodologies to capture underlying trends in the industry and in the Company’s loan portfolio in order to estimate probability of default rates and estimate

9333 Genesee Avenue | Suite 300 | San Diego, CA  92121

858.875.2000 | www.1stpacbank.com

losses given default.  In the fourth quarter of 2009, after working closely with our banking regulators, the Company decided to adopt a methodology which was considered to be an improvement over the prior methodology for estimating the level of the ALLL.  Furthermore, we concluded, after consultation with our banking regulators, that this new methodology should be applied to the 3rd quarter of 2009 to better reflect the underlying trends in the loan portfolio.  The affects of adopting this new methodology for estimating the level of the ALLL amounted to an increase of approximately $3.4 million to the provision for loan losses expense and, given the inherent amount of judgment involved in any such methodology for estimating the ALLL, is considered to be a change in estimate and not the result of any accounting errors or irregularities.

After concluding to restate the third quarter financial results to increase the ALLL as described above, the Company performed a review of subsequent events in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 855, “Subsequent Events”.  Accordingly, the Company reassessed its evaluation of potential impairment losses required by ASC Topic 310, “Receivables,” on two specific loans and determined that an additional impairment allocation of approximately $5.3 million was necessary due to more recent information obtained from appraisals regarding the valuation of the underlying loan collateral.  Furthermore, as a result of the increase in the Company’s reported losses, we increased the valuation allowance on deferred tax assets, which resulted in an increase in deferred tax expense of approximately $5.3 million.

In summary, the primary reason for the restatement of our financial results for the 3rd quarter of 2009 is due to the adoption of a new methodology for estimating the ALLL.  Other issues addressed in the restatement were the result of a subsequent events review necessary in connection with the restatement.  Our officers’ conclusion and this basis for their conclusion will be included in our amended periodic report to file our restated financial statements.

In connection with the comments provided in your letter dated February 1, 2010, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please let us know if you have any questions or need additional information.

Very best regards,

/s/ James Burgess

James Burgess
Chief Financial Officer for 1st Pacific Bancorp

cc: Chris Harley, SEC